May 12, 2006

Ms. Tabatha Akins, Staff Accountant

Mr. Jim Atkinson, Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Viral Genetics, Inc.

Form 10-KSB for the fiscal year ended December 31, 2004

File No. 000-26875

Dear Ms. Akins and Mr. Atkinson:

We are in receipt of your comment letter dated April 13, 2006, regarding the financial statements of Viral Genetics, Inc. for the year ended December 31, 2004. The following are the three (3) comments contained therein and our responses:

Comment 1

Note 4 – Patents, page 14

1.	Refer to your response to our prior comment three. Your response appears to indicate that the patents and goodwill resulted from an acquisition in October 2001. Note 11 in your financial statements seems to indicate that this transaction was accounted for as a recapitalization, so it would not result in additional patents or goodwill being recorded. Please clarify for us how this accounting treatment is appropriate. Further clarify how the “estimated cost of legal fees to the original holders of the technology” meets the fair value criterion that is used under purchase accounting assuming that the transaction meets the criteria for purchase accounting.

Response. The $5,206,052 applicable to goodwill and patents was reflected in the Company’s financial statement included on Form 10-QSB for the period ended November 30, 2001. This Form 10-QSB was filed subsequent to the reverse merger transaction with Viral Genetics, Inc. (private company) and 5 Star Living Online, Inc. (public company). Viral Genetics, Inc. (the private company) had not allocated the $5,206,052 between the cost of patents and goodwill; therefore, when answering the SEC comment letter, the management of the Company estimated the value of the patents based on their knowledge of the legal costs related to the acquisition of patents. This estimated cost of $50,000 was used to allocate the $5,206,052 intangible asset between patent cost and goodwill.

Purchase accounting was not used since Viral Genetics, Inc. was treated as the acquiror and 5 Star Living On Line, Inc. the acquiree.

Note 8-Notes Payable and Related Party Transactions, page 18

2.	Refer to your response to our prior comment five. It is still unclear whether the restructuring of the notes payables had any accounting consequences. Please provide us your analysis as to whether the total expected future cash payments expected from the issuance of the 5% convertible notes will exceed the carrying amount of the related notes, and if applicable, the accounting impact of such difference. Please reference paragraphs 16 through 18 of SFAS 15. Further, provide us your analysis of the beneficial conversion feature under Issue 1 of EITF 00-27 at the effective date of April 1, 2003 that relates to the units into which this restructured debt is now convertible.

Response. There were four (4) notes which were restructured as of March 31, 2003. The restructuring resulted in the following:

•	Interest Rates - Remained the same at 5%

•	Due dates were extended to March 31, 2008

•	Principal plus accrued interest was convertible into a unit comprised of:

1.	One share of common stock for each $0.30 of principal plus interest, and

2.	One warrant with exercise price of $0.40

The expected cash payments would increase due to the extended maturities of the notes; therefore, extension of the maturity had no accounting effect.

The new conversion feature of the restructuring should have had an effect on the financial statements; however, the financial statements for the years ended December 31, 2003 and 2004 did not reflect the interest cost associated with the warrants to be issued and the beneficial conversion feature of the common stock.

As of March 31, 2003, the following information was used to value the warrant interest expense and the beneficial conversion feature:

•	Fair value of common stock $0.29 (adjusted closing price)

•	Fair value of common stock $0.40 purchase warrant at was $0.22 using the Black-Scholes method as following:

1.	Expected Volatility	160.9%
2.	Expected Life	2.5 years
3.	Expected Dividend Yield	0.00%
4.	Risk-Free Interest Rate	4.0%

The beneficial conversion rate was computed as follows:

Conversion Rate	$0.30
Fair Value Warrant	(0.22)

Value Allocated to Common Stock	0.08

Fair Value of Common Stock	0.29

Beneficial Conversion Rate	$0.21

The beneficial conversion is limited to $0.08 as this amount would reduce the outstanding debts to zero at March 31, 2003, as follows:

	Note Balances	Warrant Value	Beneficial Conversion	Net
3 Related Party Notes	$2,080,753	$(1,525,886)	$(554,867)	$—

Therapeutic Genetic, Inc.	6,976,758	(5,116,289)	(1,860,469)	$—

	$9,057,511	$(6,642,175)	$(2,415,336)	$—

The value of the warrants and debt discount allocated to the common stock will collectively be treated as the beneficial conversion feature.

Under Article I - of the debt restructuring agreements sub paragraph 1.3 – Exchange of Loan Obligation contains the following provision:

“The Term Loan plus all accrued interest on the Term Loan, may be exchanged at the election of the Lender at any time prior to the earlier of the Prepayment Date or March 31, 2008….”

The “Prepayment Date” is defined in subparagraph 1.2 (b) Manner of Payment as follows:

“The Term Loan may be prepaid by Borrower at any time without penalty upon not less than 30 days advance written notice from Borrower to Lender specifying the date of prepayment.”

Due to these provisions the Lender may convert the loan obligation immediately after the execution of the debt restructuring agreement.

Upon conversion of the debt for common stock the Lenders will receive stock warrants in an amount equal to the number of common shares received. The warrant agreement in sub-paragraph 1 states the following:

“This warrant shall vest and be exercisable immediately, and shall expire at 5:00 P.M. Pacific Time on the date that is five years from the date this warrant is signed.”

In paragraph 6 of EITF 98-5 states:

“…..the discount assigned to the convertible instrument, if any, should be amortized over the period to the security’s earliest conversion date.”

The earliest conversion date was March 31, 2003, therefore, the entire beneficial conversion feature will be recognized on that date and not amortized over the five year term of the debt.

The following summarizes the effect on the December 31, 2003 and 2004 financial statements for adjustments related to the beneficial conversion feature:

	December 31, 2003		Difference
Description	As Reported	Restated Balance
Accrued Interest	$1,209,381	$264,555	$944,826
Convertible notes payable, related parties	7,722,384	8,667,210	944,826
Additional Paid-in Capital	8,124,846	17,446,912	9,322,066
Deficit	(14,601,819)	(23,923,885)	(9,322,066)
Interest Expense	452,775	9,774,841	9,322,066
Net Loss	(4,443,107)	(13,765,173)	(9,322,066)

The deferred warrant expense and beneficial conversion feature is being amortized using the interest method over the five (5) year term of the notes.

	December 31, 2004		Difference
Description	As Reported	Restated Balance
Accrued Interest	$212,938	$75,790	$(137,148)
Convertible notes payable, related parties	1,943,605	2,080,753	137,148
Additional Paid-in Capital	18,558,348	28,219,165	9,660,817
Deficit	(21,545,406)	(31,206,223)	(9,660,817)
Interest Expense	361,601	700,352	338,751
Net Loss	(6,943,587)	(7,282,338)	(338,751)

Note 11 – Merger and Acquisition, page 22

Acquisitions, page 22

3.	Refer to your response to our prior comment six. Based on your response, it appears that the essence of this transaction is the extinguishment of debt through the issuance of shares. Your assertion that “the only remaining assets held by Therapeutics were the notes owed by Viral” appears to create a question of whether a business as defined in EITF 98-3 was actually acquired. Please explain to us why this does not represent the extinguishment of debt in exchange for the 24.7 million shares and warrants, as opposed to your disclosure which implies that this transaction was a business combination.

Response. The disclosures made on page 22 related to the Therapeutic Genetic, Inc. note payable plus accrued interest (aggregating $7,504,274) was inappropriate. The note was actually a convertible note that was restructured on March 31, 2003. On June 30, 2004, the note plus annual interest was converted to 24,708,580 shares of common stock and $0.40 common stock warrants of an equal amount. Subsequent to the conversion, the Company effected a statutory tax merger with Therapeutic Genetic, Inc. which had no accounting effect since no common shares or warrants were issued in conjunction with the tax merger and it was not a business as defined in EITF-98-3.

The first two paragraphs under “Note 11 – Acquisitions” will be deleted and the following paragraph will be added to “Note 8 – Notes Payable and Related Party Transactions”:

“On June 30, 2005, Therapeutic Genetic, Inc. converted its $6,976,758 note payable plus accrued interest of $527,516 into 24,708,580 shares of common stock and 24,708,580 warrants to purchase shares of the Company’s common stock at $0.40 per share.”

The following paragraph was removed from the same note:

“On June 30, 2005, the Company entered into an agreement and plan of merger with one of the former principal creditors of the Company and holder of approximately $7.4 million of the convertible notes, Therapeutic Genetic, Inc., (“TGI”), considered an affiliated company. The notes originated with a patent transfer to the Company from TGI. The patents that were transferred were the collateral underlying the notes. Two directors and principal stockholders of the Company, were also principal stockholders of the affiliated company, TGI. On September 20, 2004, documents were filed with the State of California effecting the merger, and on September 28, 2004, the Company issued 24,708,580 shares and 24,708,580 warrants to purchase shares of the Company to the former stockholders of TGI.”

After your review of our responses to your comments please contact:

Mr. Haig Keldjian, CFO 1-626-334-5310

Very truly yours,

Haig Keledjian

Chief Financial Officer